UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 6, 2025

Cartica Acquisition Corp

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41198	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1345 Avenue of the Americas, 11th Floor New York, NY (Address of principal executive offices)	10105 (Zip Code)

+1 (202) 741-3677

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

As previously disclosed, on June 24, 2024, Cartica Acquisition Corp, a Cayman Islands exempted company (“Cartica”), entered into an Agreement and Plan of Merger (as it amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Cartica, Nidar Infrastructure Limited, a Cayman Islands exempted company (“Nidar”), and Yotta Data and Cloud Limited, a Cayman Islands exempted company and a wholly owned subsidiary of Nidar (“Merger Sub”). Pursuant to the Business Combination Agreement, Merger Sub will merge with and into Cartica (such merger, the “First Merger”), with Cartica surviving the First Merger as a wholly owned subsidiary of Nidar (Cartica, as the surviving entity of the First Merger, the “Surviving Entity”). Immediately following the consummation of the First Merger, the Surviving Entity will merge with and into Nidar (such merger, the “Second Merger”), with Nidar surviving the Second Merger (such company, as the surviving entity of the Second Merger, the “Surviving Company” and, such transactions, collectively, the “Business Combination”).

On November 6, 2025, Cartica and Nidar issued a joint press release announcing the effectiveness of the registration statement on Form F-4 (File No. 333-283189) (the “Registration Statement”), filed by Nidar in connection with the Business Combination, which became effective on November 5, 2025. A copy of the press release is furnished herewith as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

In accordance with General Instructions B.2 and B.6 of Form 8-K, Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference into any filing made by Cartica or Nidar under the Exchange Act or the Securities Act of 1933, as amended (the “Securities Act”), except as shall be expressly set forth by specific reference in such a filing.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Such statements may include, but are not limited to, statements regarding the Business Combination and certain agreements entered into in connection therewith. The forward-looking statements contained in this Current Report on Form 8-K reflect Cartica’s current views about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances that may cause its actual results to differ significantly from those expressed in any forward-looking statement. Cartica does not guarantee that the transactions and events described will happen as described (or that they will happen at all). In particular, there can be no assurance that the Business Combination will close in a timely manner or at all. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, changes in domestic and foreign business, market, financial, political, and legal conditions; the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination; the outcome of any legal proceedings that may be instituted against Cartica, Nidar, the Surviving Company or others following the announcement of the Business Combination; the inability of Nidar to obtain commitments from third parties to make private investments in public equity in the form of Nidar’s ordinary shares in the amount contemplated by the Business Combination Agreement; the amount of redemptions by Cartica’s public shareholders in connection with the Business Combination; the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of Cartica or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet the applicable stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of Nidar as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the Surviving Company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; Nidar’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; any downturn or volatility in economic conditions; changes in the competitive environment affecting Nidar or its customers, including Nidar’s inability to introduce new services or technologies; the impact of pricing pressure and erosion; supply chain risks; risks to Nidar’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against Nidar; the possibility that Cartica or Nidar may be adversely affected by other economic, business and/or competitive factors; Nidar’s estimates of its financial performance; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Forward Looking Statements” in the Registration Statement and in reports Cartica files with the SEC. If any of these risks materialize or Cartica’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. While forward-looking statements reflect Cartica’s good faith beliefs, they are not guarantees of future performance. Cartica disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this Current Report on Form 8-K, except as required by applicable law. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to Cartica.

Additional Information and Where to Find It

In connection with the Business Combination, Cartica and Nidar prepared, and Nidar filed, the Registration Statement containing a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to Cartica’s shareholders in connection with Cartica’s solicitation of proxies for the vote by Cartica’s shareholders with respect to the Business Combination and other matters described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued in connection with the Business Combination. Cartica will mail the definitive proxy statement/prospectus and other relevant documents to its shareholders as of a record date to be established for voting on the Business Combination. This Current Report on Form 8-K is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Cartica will send to its shareholders in connection with the Business Combination. Investors and security holders are urged to read the preliminary proxy statement/prospectus in connection with Cartica’s solicitation of proxies for its Extraordinary General Meeting to be held to approve the Business Combination (and related matters) and, when available, general amendments thereto and the definitive proxy statement/prospectus because the proxy statement/prospectus contains important information about the Business Combination and the parties to the Business Combination.

Copies of the preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus and other documents filed by Cartica or Nidar with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Cartica or Nidar through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Cartica and its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Cartica’s shareholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Cartica’s shareholders in connection with the Business Combination is in the Registration Statement, including the preliminary proxy statement/prospectus. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Cartica’s directors and officers in Cartica’s filings with the SEC and such information is also in the Registration Statement, which includes the preliminary proxy statement/prospectus of Cartica for the Business Combination. These documents can be obtained free of charge at the SEC’s website at www.sec.gov.

Nidar and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Cartica in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is included in the Registration Statement, which includes the preliminary proxy statement/prospectus for the Business Combination.

No Offer or Solicitation

This Current Report on Form 8-K relates to the Business Combination and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom, and otherwise in accordance with applicable law.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Joint Press Release, dated November 6, 2025

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CARTICA ACQUISITION CORP

Date: November 6, 2025	By:	/s/ Suresh Guduru
	Name:	Suresh Guduru
	Title:	Chairman and Chief Executive Officer

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